UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40333

LARGO INC.

(Translation of registrant's name into English)

199 Bay Street
Commerce Court West, Suite 5300
Toronto, Ontario MSL 1B9
Canada
(416) 861-9797

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Exhibit Index

Exhibit	Description

99.1	Material Change Report dated July 8, 2026
99.2	Contract for Commercial Items dated June 22, 2026
99.3	Order for Supplies or Services dated July 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2026

LARGO INC.

By: /s/ Daniel Tellechea
Name: Daniel Tellechea
Title: Co-Chief Executive Officer